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MINTZ LEVIN Megan N. Gates -- 617 348 4443 -- mngates@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

May 23, 2006

VIA EDGAR SUBMISSION AND OVERNIGHT MAIL

CONFIDENTIAL TREATMENT REQUESTED

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention: Jay Mumford, Esq.

Re:
Caliper Life Sciences, Inc.
Form S-4
Filed April 3, 2006
File #333-132931
and Documents Incorporated By Reference
File No. 000-28229

Ladies and Gentlemen:

        On behalf of Caliper Life Sciences, Inc. (the "Company" or "Caliper"), we are hereby filing with the Securities and Exchange Commission (the "Commission") Amendment No. 1 ("Amendment No. 1") to the Company's Registration Statement on Form S-4 (Reg. No. 333-132931), initially filed with the Commission on April 3, 2006 (the "Registration Statement").

        Amendment No. 1 is being filed in response to comments contained in the letter dated April 28, 2006 from Perry Hindin of the Staff (the "Staff") of the Commission to E. Kevin Hrusovsky, the Company's President and Chief Executive Officer. The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff's letter and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company. Where appropriate, the Company has responded to the Staff's comments by making changes to the disclosure in the Registration Statement set forth in Amendment No. 1. Page numbers referred to in the responses reference the applicable pages of Amendment No. 1.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON -- WASHINGTON -- RESTON -- NEW YORK -- STAMFORD -- LOS ANGELES -- LONDON -- PALO ALTO

On behalf of the Company, we advise you as follows:

Form S-4

General

  1.
  Comment: In the forepart of your prospectus, please highlight the trading price of Caliper's and Xenogen's common stock and estimated value of Xenogen's warrants as of February 10, 2006 (the last completed trading day prior to the announcement of the merger) and as of a recent practical date. Clearly compare this information with the pro forma equivalent value per share (assuming application of the 0.574 exchange ratio) of Xenogen's common stock and pro forma equivalent value per warrant (assuming application of the 0.223 exchange ratio) of Xenogen's warrants, in each case as of February 10, 2006 and as of a recent practicable date. Also disclose the implied value of the total consideration to be paid to Xenogen's stockholders and warrant holders based on the closing price of Caliper's common stock as of February 10, 2006 and as of a recent practical date.

  Response: The Company has revised the disclosure on pages I-7 through I-9, I-19 through I-21, and I-102 through I-106 of Amendment No. 1 in response to the Staff's comment.

Outside Front Cover Page of Joint Proxy Statement/Prospectus

  2.
  Comment: Your cover page exceeds the one page limit imposed by Item 501 of Regulation S-K as it appears you have two separate cover pages for this prospectus. Please revise to limit the length to one page.

  Response: The Company has revised the outside front cover page of Amendment No. 1 in response to the Staff's comment.

  3.
  Comment: You state that "it is presently expected" that each holder would receive the described consideration assuming options are calculated on a "Net Exercise Basis." Please revise your description to explain your exchange ratio without using defined terms that are only defined later in the document.

  Response: The Company has revised the disclosure on the outside front cover page of Amendment No. 1 in response to the Staff's comment.

  4.
  Comment: Please revise to identify the precise number of Caliper shares covered by the prospectus. See Item 501(b)(2) of Regulation S-K.

  Response: The Company has revised the disclosure on the outside front cover page of Amendment No. 1 in response to the Staff's comment.

  5.
  Comment: Disclose that the exchange rate may differ from the example as of the latest practicable date and that Xenogen stockholders may not know the exchange rate before submitting their vote on the proposal to adopt the merger agreement and approve the related transactions. What time period, if any, do you anticipate between the stockholder vote and the closing of the merger?

  Response: The Company has revised the disclosure on the outside front cover page of Amendment No. 1 in response to the Staff's comment.

Notice of Annual Meeting of Stockholders of Caliper Life Sciences

  6.
  Comment: Please clarify what it means to elect two "continuing" directors." We note your disclosure on page I-9 regarding two nominees of Xenogen to the Caliper Board.

  Response: The Company has revised the disclosure in the Notice of Annual Meeting of Stockholders of the Company and elsewhere throughout Amendment No. 1, including on the Notice of Annual Meeting page and pages I-1 and I-15, in response to the Staff's comment.

Questions and Answers about the Merger, page I-1

  7.
  Comment: We note that the first few questions and answers are written from the perspective of describing the transaction, rather than how it will affect stockholders. Please revise to include a question and answer discussing what you are asking Xenogen stockholders to vote on and describe the appraisal rights of holders of Xenogen securities. Also, include a question and answer discussing what you are asking Caliper stockholders to vote on. In addition, you currently repeat information in both your Q&A section and your summary. The Q&A should not repeat any of the information that appears in the summary and vice versa. For purposes of eliminating redundancies and grouping similar information together, view your Q&A and summary as one section.

  Response: The Company has revised the disclosure on pages I-1 through I-15 of Amendment No. 1 in response to the Staff's comment.

  Do the Board of Directors of Caliper and Xenogen recommend..., page I-2

  8.
  Comment: Please explain what it means to have "unanimous vote of those directors voting on such matters" so that it is clear that the entire board has not approved the transaction.

  Response: The Company has revised the disclosure on page I-2 of Amendment No. 1 in response to the Staff's comment.

Summary, page I-5

  9.
  Comment: Please revise the introductory paragraph to clarify, if true, that the summary discusses all material aspects of the merger.

  Response: The Company has revised the disclosure on page I-5 of Amendment No. 1 in response to the Staff's comment.

Merger Consideration page I-7

  10.
  Comment: Please explain the business reasons for structuring the transaction to issue warrants to the Xenogen stockholders in addition to common stock.

  Response: The Company has revised the disclosure on page I-7 of Amendment No. 1 in response to the Staff's comment.

  11.
  Comment: Because the exchange ratios, and therefore the consideration Xenogen stockholders and warrant holders will receive, are subject to adjustment depending on the number of outstanding shares, warrants and options to purchase Xenogen common stock at the effective time of the merger, please add to the Summary section an illustrative table indicating the sensitivity of the exchange ratios to such changes, using a reasonable range of the number of outstanding shares, options and warrants to purchase Xenogen common stock and other relevant information. Also include in such table the pro forma equivalent value per share or warrant, as applicable (assuming application of the relevant exchange ratio), of Xenogen common stock and warrants as of February 10, 2006 and as of a recent practicable date. Provide a thorough discussion of such information elsewhere in your joint proxy statement/prospectus, where applicable, including a discussion of the minimum consideration holders of Xenogen common stock, warrants and options could reasonably expect to receive. In your response tell us why you picked the range of Xenogen shares, options and warrants used in the requested table. Revise the table and related disclosure on pages I-96 through I-98 accordingly. In its current form, the table and related disclosure on such pages do not appear to sufficiently explain the connection between the share price of Xenogen common stock, the exercise of outstanding Xenogen options and warrants, and the ultimate stock and warrant exchange ratios.

  Response: The Company has revised the disclosure on pages I-7 through I-10 and I-102 through I-106 of Amendment No. 1 in response to the Staff's comment in order to further clarify the timing and manner of determination of the final exchange ratios. However, for the reasons stated below, the Company believes that including the type of illustrative table described in item 11 (i.e., "using a reasonable range of the number of outstanding shares, options and warrants to purchase Xenogen common stock and other relevant information") would not provide any useful information to Xenogen stockholders and warrant holders, and could potentially be misleading.

  The formula to be used for the determination of the final exchange ratios has three components in the denominator:

    1.
    the number of shares of Xenogen common stock issued and outstanding immediately prior to the effective time of the merger (other than any such shares held as treasury stock or owned by the Company or Xenogen or any direct or indirect wholly owned subsidiary of the Company or Xenogen and other than shares of Xenogen common stock that are issued upon the exercise of outstanding Xenogen options exercised following February 10, 2006 and at or prior to the effective time of the merger);

    2.
    the number of shares of Xenogen common stock that would be issued and outstanding upon the net exercise of all outstanding Xenogen options actually exercised following February 10, 2006 and at or prior to the effective time of the merger (whether such options are net exercised, exercised for cash, or otherwise); and

    3.
    the number of shares of Xenogen common stock issuable upon the exercise of Xenogen warrants issued and outstanding immediately prior to the effective time of the merger.

  It is not expected that the sum of 1 and 3 above will change in any material amount prior to the effective time of the merger because, as is typical for agreements of this type, the terms of the merger agreement (Section 4.1) prohibit Xenogen from issuing new shares of stock (other than in connection with the exercise of already outstanding Xenogen options or warrants) or warrants, or from redeeming any outstanding Xenogen securities. In addition, if a warrant holder exercises a warrant prior to the effective time of the merger and pays the exercise price under the warrant in cash, the sum of 1 and 3 will be unchanged, as this type of exercise of a warrant will increase 1 by the same amount that 3 would decrease. It is theoretically possible that a warrant holder could "net exercise" its warrants prior to the effective time of the merger, and in such a case the sum of 1 and 3 would decrease because 3 would decrease by more than 1 would increase (especially since the exercise prices of outstanding warrants are either out-of-the-money or just slightly in-the-money, meaning that a relatively large number of warrant shares would be required to net exercise the warrants). Although this would increase the exchange ratios, it is not reasonable to expect that a holder of an outstanding Xenogen warrant would engage in a net exercise of its warrant prior to the effective time of the merger because by doing so the warrant holder would be extinguishing a valuable instrument that provides the warrant holder with the opportunity to share in the future appreciation in the value of the Company's stock over the next four or more years in exchange for a relatively modest increase in the number of Company shares and new Company warrants that such warrant holder will receive at the effective time of the merger (through the increase in the exchange ratios caused by the net exercise of the outstanding Xenogen warrant).

  In addition, all but one of the outstanding Xenogen warrants has an expiration date on or after August 15, 2010, and it would be contrary to common industry practice for the holders of these warrants to exercise them (either for cash or by a net exercise) until near the expiration date of the warrant (again, because warrants provide the holders of them with potential upside participation in the appreciation of the value of the underlying stock without any downside risk).

  For these reasons, the Company believes that providing a table showing how the exchange ratios would vary with changes in the number of outstanding warrants (which would have to assume a net exercise of such warrants) would not provide any useful information to Xenogen stockholders and warrant holders, and could be potentially misleading by creating the impression that the exchange ratios could increase through the net exercise of outstanding warrants when it is unreasonable to expect that the holders of the warrants would in fact net exercise their warrants prior to the effective time of the merger.

  Unlike 1 and 3 above, it is expected that 2 above could change prior to the effective time of the merger. Under the terms of the merger agreement, all outstanding Xenogen options that are not exercised prior to the effective time of the merger will be terminated at that time. Accordingly, it is expected that any options that are in-the-money at the effective time of the merger will be exercised prior to the closing of the merger. Therefore, the per share price of Xenogen stock immediately prior to the effective time of the merger will be the factor that will determine how many Xenogen options are actually exercised prior to closing. This is why the Company had included, on page I-97, a table which shows how the exchange ratios would vary as a function of the Xenogen stock price as of the effective time of the merger. The Company still believes that this is the most meaningful manner in which to present to Xenogen's stockholders how the exchange ratios are reasonably likely to vary prior to the effective time of the merger. In response to the Staff's comments, this table will be included in the Summary section.

New Directors Following the Merger, page I-9

  12.
  Comment: Please explain how and when this nomination to the board of the two new directors is intended to occur. Explain whether these director nominees have been identified and if not, when they will be.

  Response: The Company has revised the disclosure on page I-11 of Amendment No. 1 in response to the Staff's comment. We note supplementally to the Staff that the two director nominees have been identified, and we have added biographical information about the two nominees in Amendment No. 1.

Voting Agreements, page I-9

  13.
  Comment: Please identify the "certain" executive officers, directors and stockholders of Xenogen and Caliper that have entered into voting agreements regarding the merger.

  Response: The Company has revised the disclosure on pages I-10 through I-11 of Amendment No. 1 in response to the Staff's comment.

Interests of Certain Persons in the Merger, page I-10

  14.
  Comment: Please name the "certain" Xenogen officers and Xenogen and Caliper directors that may have interests in the merger that may be different from the interests of Xenogen or Caliper stockholders. Quantify the benefits these directors and officers are expected to receive as a result of these interests. Please also disclose the amount and percentage of outstanding Xenogen and Caliper common stock beneficially owned by these individuals.

  Response: The Company has revised the disclosure on page I-11 of Amendment No. 1 in response to the Staff's comment.

Treatment of Xenogen Stock Options and Warrants, page I-10

  15.
  Comment: Please clarify here that the outstanding employee options to which you refer in the last sentence of this paragraph represent all outstanding options to purchase Xenogen common stock. We note your disclosure on page I-98.

  Response: The Company has revised the disclosure on page I-12 of Amendment No. 1 in response to the Staff's comment.

  16.
  Comment: Please supplement your disclosure to better explain what will happen to Xenogen's outstanding warrants that are not exercised immediately prior to the merger. As we discussed on a conference call on April 27, 2006 between the Staff and Ms. Megan Gates of Mintz Levin, your counsel, your disclosure on pages I-4, I-7, I-10, I-50, I-95 through I-98 and elsewhere in your prospectus regarding what happens to Xenogen warrants that are outstanding at the effective time of the merger is unclear. For example, will the Xenogen warrants be converted into Caliper warrants upon consummation of the merger or remain Xenogen warrants that are exercisable for Caliper shares and warrants as suggested by the second paragraphs on pages I-7, I-50 and I-96? What happens to Xenogen warrants that are and will likely remain "out of the money," which your disclosure regarding exercise prices in the paragraph on page I-96 suggests is a likely scenario as to some of these warrants? Do they terminate? If not, what will Xenogen warrant holders receive upon exercise and how was this calculated? Why is the fifth anniversary referenced on page I-10 significant? In providing disclosure in response to this comment, please revise all relevant sections of the joint proxy statement/prospectus, including the cover page.

  Response: The Company has revised the disclosure on pages I-1 through I-2, I-7 through I-10, I-12, and I-102 through I-105 of Amendment No. 1 in response to the Staff's comment.

Conditions to Completion of the Merger, page I-11

  17.
  Comment: Tell us your intentions regarding how you will proceed with the solicitation or merger if you waive a material condition.

  Response: The Company has revised the disclosure on page I-12 of Amendment No. 1 in response to the Staff's comment.

Comparative Per Share Data, page I-17

  18.
  Comment: Please revise to include the market value per share information required by Item 3(g) of the Form S-4 rules.

  Response: The Company has revised the disclosure on pages I-19 through I-21 of Amendment No. 1 in response to the Staff's comment.

The value of the shares of Caliper common stock and warrants..., page I-21

  19.
  Comment: Discuss here or in a separate risk factor the risk to Xenogen stockholders resulting from that fact that the exchange ratios may be subject to adjustment following their vote at their special meeting.

  Response: The Company has revised the disclosure on page I-24 of Amendment No. 1 in response to the Staff's comment.

Xenogen has recently begun a more extensive..., page I-46

  20.
  Comment: Please expand to explain the proper reflection of the settlement expense accrual and how that would affect Caliper's ability to evaluate its internal controls after the merger.

  Response: The Company has revised the disclosure on pages I-49 through I-50 of Amendment No. 1 in response to the Staff's comment. Caliper believes that, based upon the additional controls that were in place as of March 31, 2006, subsequent testing of the remediated controls by Caliper's management following the completion of the Merger transaction will demonstrate that the remediated controls are operating effectively.

The Background of the Merger, page I-50

  21.
  Comment: Please provide on a supplemental basis copies of the materials that Thomas Weisel Partners and Cowen & Co. prepared in connection with their respective fairness opinions or otherwise provided to the Xenogen and Caliper boards, respectively, in connection with this transaction, including, among other things, any "board books," drafts of fairness opinions provided to the boards, and summaries of all oral presentations made to the boards. We may have additional comments after we review those materials.

  Response: The board presentation of Thomas Weisel Partners ("TWP") is being furnished on a supplemental basis by counsel to TWP in response to the Staff's comment.

  The board presentation of Cowen and Company, LLC ("Cowen") to the Caliper Board of Directors on February 10, 2006 is being furnished on a supplemental basis by counsel to Cowen. Enclosed as Exhibit 1 to this letter is an excerpt from minutes of the meeting of the Caliper Board of Directors on February 10, 2006 relating to the Cowen presentation.

  22.
  Comment: Please provide more detailed disclosure regarding Xenogen's discussions with Company A and Company B and why such discussions were subsequently terminated.

  Response: The Company has revised the disclosure on page I-57 of Amendment No. 1 in response to the Staff's comment.

  23.
  Comment: Please disclose which directors of Xenogen determined the merger agreement was fair and in the best interests of Xenogen's stockholders and approved the merger and merger agreement. We note the disclosure in the last paragraph on page I-55 that Mssrs. Hrusovsky and Breckon were not at the February 10, 2006 meeting. Disclose the same information in the paragraph on page I-71 below the heading "Recommendation of Xenogen's Board of Directors."

  Response: The Company has revised the disclosure on pages I-59, I-60 and I-76 of Amendment No. 1 in response to the Staff's comment.

  24.
  Comment: Please reconcile the disclosure in the second paragraph on page I-53 regarding meetings being held on December 5 and 6, 2005 among representatives of, among other parties, "Cowen" and your disclosure in the sixth paragraph regarding the Caliper board's authorization on December 22, 2005 of its management to engage Cowen & Co.

  Response: The Company has revised the disclosure on page I-57 of Amendment No. 1 in response to the Staff's comment.

Opinion of Caliper's Financial Advisor, page I-59

  25.
  Comment: Disclose whether Caliper determined the amount of consideration to be paid or whether Cowen & Co. recommended the amount of consideration to be paid. See Regulation M-A Item 1015(b)(5). Provide the same information for Xenogen and Thomas Weisel Partners.

  Response: The Company has revised the disclosure on pages I-73 of Amendment No. 1 in response to the Staff's comment.

  26.
  Comment: Expand your disclosure on page I-68 to quantify the fees Cowen & Co. has been paid and will receive in connection with material transactions with the parties during the past two years and currently contemplated transactions. Also, in your prospectus summary quantify the portion of the fee that is contingent upon completion of the merger.

  Response: The Company has revised the disclosure on pages I-73 of Amendment No. 1 in response to the Staff's comment. The Company hereby advises the Staff that Cowen has not received any fees from the Company in the prior two years.

Material U.S. Federal Income Tax Consequences, page I-80

  27.
  Comment: Please file the opinions of counsel regarding tax consequences and describe the "assumptions," "limitations" and "qualifications" of such opinions referred to in your disclosure.

  Response: The Company is filing the opinions of counsel regarding tax consequences as Exhibits 8.1 and 8.2 to Amendment No. 1 in response to the Staff's comment. The Company has revised the disclosure on page I-86 through I-88 of Amendment No. 1 in response to the Staff's comment.

Unaudited Pro Forma Condensed Combined Consolidated Financial Statements for the Year Ended December 31, 2005, page I-85

Purchase Price Allocation, page I-89

  28.
  Comment: Please tell us the difference between the 11,988,000 Caliper shares discussed in this section and the 13.2 million shares discussed on pages I-7 and I-17.

  Response: The Company has revised the disclosure on page I-96 of Amendment No. 1 in response to the Staff's comment. The difference between the approximate total shares to be issued to Xenogen stockholders discussed on pages I-103 through I-105, and the estimated shares to be issued upon closing discussed in this section, now updated to reflect approximately 12,084,000 shares, relates to the number of Caliper shares reserved for issuance upon the post-closing exercise of (historical) Xenogen warrants which are assumed to remain outstanding upon closing.

  29.
  Comment: We reference the discussion on page I-98 that Caliper will assume all outstanding warrants to purchase Xenogen common stock. Please tell us how the exercise price on these warrants assumed by Caliper will be determined. In addition, clarify how these warrants were valued using the Black Scholes model. If the exercise price of certain warrants were adjusted to bring these "in-the-money," clarify how this was considered in the valuation and in the purchase price allocation.

  Response: Pursuant to the merger agreement, Caliper is assuming the Xenogen warrants that are currently outstanding and held by Xenogen warrant holders. Each Xenogen warrant that is assumed by Caliper will continue to have, and be subject to, the same conditions set forth in each such warrant agreement. The exercise price of the existing Xenogen warrants will not be adjusted, in connection with the merger or otherwise, to bring these warrants "in-the-money." Following the merger, upon payment of the same exercise price, the warrant holders will receive the same number of shares of Caliper stock and new Caliper warrants (assuming the assumed Xenogen warrants are exercised prior to the fifth anniversary of the closing of the merger) as the warrant holder would have received had the warrant been exercised prior to the closing of the merger. Caliper may execute replacement warrant agreements with the warrant holders to effectuate the foregoing. In determining the total purchase price consideration for purposes of the pro forma financial statements, Caliper makes the assumption that the warrants outstanding as of March 31, 2006, which totaled 1,941,921 Xenogen warrants at an average exercise price of $3.56, remain outstanding as of the closing. For the purpose of the pro forma financial statements, Caliper valued the Xenogen warrants using the Black-Sholes approach based upon each such warrant's applicable exercise price, remaining term, and other assumed variables which are described in (i) on pages I-96 through I-97.

  Xenogen Pro Forma Adjustments, page I-92

  30.
  Comment: Please revise to disclose the nature of the adjustment to deferred revenue in Note (g) on page I-87 and clarify what caused the adjustment.

  Response: The Company has revised the disclosure on page I-99 of Amendment No. 1 in response to the Staff's comment.

  31.
  Comment: Please tell us the difference between the estimated direct transaction costs in Note (i) of $2.6 million and the amount included in the table on page I-89 of $2,250,000.

  Response: The Company has revised the disclosure on page I-99 of Amendment No. 1 in response to the Staff's comment to note that Xenogen's acquisition related costs, now estimated to be $2.6 million, are expensed in the period immediately prior to the completion of the merger. The estimated transaction fees shown on Page I-89 under the bold caption "Consideration and direct transaction costs" which were $2.25 million and are now estimated to be $2.85 million are Caliper's incurred direct transaction costs which are included as a component of the total purchase price.

  32.
  Comment: Please revise to clarify the significant estimates and assumptions used to determine the preliminary estimates of the identifiable intangibles and goodwill in Notes (vi) and (vii). The components of the identifiable intangibles should be quantified in Note (vi). In addition, the factors that contributed to the goodwill that will be recorded should also be discussed.

  Response: The Company has revised the disclosure on pages I-97 through I-98 of Amendment No. 1 in response to the Staff's comment to improve the clarity of significant estimates and assumptions used to determine the preliminary estimates of the identifiable intangibles and goodwill in Notes (vi) and (vii). As of the date of this response, Caliper has not completed a valuation assessment of Xenogen's intangible assets. For purposes of the pro forma presentation, Caliper has made a preliminary assumption that approximately 60% of the amount of purchase price not otherwise allocated to the acquired assets and liabilities of Xenogen is attributable to intangible assets and the remainder to goodwill. We have noted such assumptions, and the fact that these assumptions are preliminary and subject to change.

Information Regarding Xenogen, page IV-1

Security Ownership of Certain Beneficial Owners and Management, page IV-34

  33.
  Comment: Please identify the individuals who have beneficial ownership of the shares held by the entities described in the footnotes. Please provide the same information with respect to the security ownership table of Caliper found on page VI-13.

  Response: The Company has revised the disclosure on pages IV-37, IV-38 and VI-14 of Amendment No. 1 in response to the Staff's comment.

Compensation of Executive Officers, page VI-18

  34.
  Comment: Please complete the information in the table for the 2005 bonus amounts.

  Response: The Company has revised the disclosure on pages VI-18 through VI-21 of Amendment No. 1 in response to the Staff's comment.

Employment, Severance and Change in Control Agreements, page VI-21

  35.
  Comment: We note the disclosure regarding Dr. Kisner's employment agreement. Please explain whether the fees described on page VI-16 are in addition to the amounts payable under the agreement. Explain what payouts would be anticipated if he is not re-elected to the Board of Directors.

  Response: As previously disclosed on page VI-16, Dr. Kisner, as an employee director, would not receive any cash compensation for attendance at meetings or an annual retainer. Under the terms of Dr. Kisner's employment agreement, his employment can be terminated by Caliper at any time without cause. In the event that Dr. Kisner were nominated but not re-elected as director, Caliper could terminate Dr. Kisner's employment and would not be obligated to make any severance or other cash payments to Dr. Kisner under the terms of the employment agreement, other than COBRA reimbursement for a period of up to 12 months.

Xenogen Financial Statements

General

  36.
  Comment: Please update the audited financial statements when required by Item 3-12 of Regulation S-X.

  Response: The Xenogen Financial Statements have been revised on pages F-2 through F-16 of Amendment No. 1 in response to the Staff's comment.

  37.
  Comment: Please include updated accountants' consents with all amendments to the filing.

  Response: New consents have been filed as Exhibits 23.1 and 23.2 to Amendment No. 1 in response to the Staff's comment.

Consolidated Statements of Operations, page F-4

  38.
  Comment: Please revise future filings to remove the totals for stock-based compensation from the tables included as a footnote on the face of your statements of operations. As indicated in SAB Topic 14-F, you could include the related stock-based compensation charges in a parenthetical note to the appropriate income statement line items. That guidance also indicates that you may present the information in the notes to the financial statements or within MD&A.

  Response: Xenogen adopted Financial Accounting Standards Board Statement No. 123, "Share Based Payment (revised 2004)" (FAS 123R) on January 1, 2006. Accordingly, Xenogen's Condensed Consolidated Financial Statements for the period ended March 31, 2006 beginning on page F-2 do not include the table referenced in the Staff's comment.

Note 1. Stock-Based compensation, page F-14

  39.
  Comment: Please tell us about the $2.6 million expense increase in pro forma stock-based compensation for fiscal year 2005 related to the acceleration of the vesting discussed on page F-15. Your response should indicate how this amount was determined and how it was recorded.

  Response: On November 22, 2005, Xenogen's Compensation Committee approved the acceleration of the vesting of certain unvested and "out-of-the-money" stock options previously awarded to current employees and officers under certain of Xenogen's 1996 Stock Plan and 2004 Equity Incentive Plan as well as one non-plan stock option. An option was considered "out-of-the-money" if the stated exercise price was equal to or greater than $5.01 per share. During the 52 weeks prior to November 22, 2005, the range for the closing price of Xenogen's common stock as reported by Nasdaq is $2.30 to $7.19 per share and its average closing price during this period is approximately $4.38 per share. Approximately 560,000 outstanding unvested options that had an exercise price less than $5.01 per share on November 22, 2005 will continue to vest on their normal schedule.

  As a result of this action, options to purchase approximately 1.39 million shares of Xenogen's common stock that would otherwise have vested over the next three years became fully vested. The options have a range of exercise prices of $5.01 to $7.00 per share and a weighted average exercise price of $5.61 per share. Options held by non-employee directors and consultants were not affected. In addition, the Compensation Committee imposed a holding period that will require that all affected executive officers of Xenogen not sell shares acquired through the exercise of an accelerated option (other than shares needed to cover the exercise price and to satisfy withholding taxes) prior to the earlier of the date on which exercise would have been permitted under the options' original vesting terms or, if earlier, the executive officer's last day of employment. These holding period restrictions apply to approximately 917,000 of the accelerated stock options.

  The decision to accelerate the vesting of these options was made primarily to reduce compensation expense that would have been recorded in conjunction with Xenogen's adoption of Financial Accounting Standards Board Statement No. 123, "Share Based Payment (revised 2004)" (FAS 123R), which Xenogen believed to be in the best interest of stockholders. Effective January 1, 2006, Xenogen was required to apply the expense recognition provisions of FAS 123R. FAS 123R requires companies to record non-cash compensation expense as stock options vest.

  Because Xenogen accelerated the vesting of these options, Xenogen expects to reduce its non-cash compensation expense related to these options by approximately $1.5 million in 2006, $0.8 in 2007 and $0.3 million in 2008, $20,000 in 2009 or a total of approximately $2.6 million, based on estimated value calculations using the Black-Scholes methodology. The Black-Scholes model requires the use of highly subjective assumptions including the option's expected life, risk free interest rate, dividend yield, and the price volatility of the underlying stock. The expected option life assumed for the accelerated stock options was five years and was based on historical employee termination and option exercise rates. The risk free rates were based on U.S. Treasury yields for notes with comparable terms with Xenogen's option life assumption. In addition, no dividend payouts were assumed to occur for the purposes of the fair market valuation. Lastly, the volatility assumption was based on a combination of historical volatilities of both Xenogen stock and benchmarked companies. The following weighted-average assumptions were used for determining the fair value of the accelerated stock options:

Weighted Average
Dividend yield	—
Volatility	41.4%
Risk-free interest rate	4.0%
Weighted average expected life (in years)	5

  The $2.6 million expense increase is not reflected in Xenogen's Consolidated Statement of Operations. Rather, the expense is reflected in the Note 1 (Stock-Based Compensation) of the Notes to Xenogen's Consolidated Financial Statements for the year ended December 31, 2005.

Annex B. Opinion of Cowen & Co., page B-1

  40.
  Comment: We note the first sentence in the penultimate paragraph regarding use of this opinion. Stockholders are entitled to rely on your opinion. Please remove this limitation. Please also remove the similar limitation found in the penultimate sentence of the opinion of Thomas Weisel Partners attached as Annex C.

  Response: The opinion Thomas Weisel Partners has been revised on page C-3 of Amendment No. 1 in response to the Staff's comment. With respect to the opinion of Cowen, the language referenced by the Staff does not go to reliance but rather requires the board to obtain Cowen's consent to the use of the opinion. Cowen has consented to the inclusion of its opinion the registration statement and we believe that this approach is customary and consistent with the positions taken in the Staff's Current Issues and Rulemaking Projects, Part II(D), p.1.

Exhibits

Exhibit 5

  41.
  Comment: Please file a dated and signed opinion, rather than the form of opinion you appear to have filed.

  Response: The Company is filing a dated and signed opinion with Amendment No. 1 in response to the Staff's comment.

  42.
  Comment: We note your opinion makes various assumptions in the penultimate sentence of the third paragraph. Such assumptions are inappropriate conclusions of law which are necessary requirements of the ultimate legality opinion. Please revise your opinion to remove such assumptions.

  Response: The opinion has been revised as set forth in Exhibit 5 in response to the Staff's comment.

  43.
  Comment: We note the last sentence in your opinion. Stockholders are entitled to rely on your opinion, please remove this limitation.

  Response: The opinion has been revised as set forth in Exhibit 5 in response to the Staff's comment.

Undertakings

  44.
  Comment: Include the undertaking set forth in Item 512(a) of Regulation S-K.

  Response: The Company has revised the disclosure on pages II-5 through II-9 of Amendment No. 1 in response to the Staff's comment.

Proxy Cards

  45.
  Comment: Please file copies of the forms of proxy to be used in connection with the solicitation of proxies to be used at Caliper's and Xenogen's stockholder meetings as appendices to the proxy statement/prospectus as required by the note to paragraph (a)(3) of Rule 14a-4.

  Response: The Company is filing copies of the forms of proxy to be used in connection with the solicitation of proxies to be used at Caliper's and Xenogen's stockholder meetings as appendices to Amendment No. 1 in response to the Staff's comment.

Caliper Form 10-K for the fiscal year ended December 31, 2005

Consolidated Statements of Operations, page F-4

  46.
  Comments: Please revise the statements of operations in future filings to present expense for stock-based compensation in the same line or lines as cash compensation paid to the same employees in accordance with SAB Topic 14F. The stock-based compensation charges could be included in a parenthetical note to the appropriate income statement line items as long as total stock-based compensation is not presented. This information may also be presented in the notes to the financial statements or within MD&A.

  Response: The Company has revised the presentation of stock-based compensation in its Quarterly Report on Form 10-Q for the period ended March 31, 2006 in accordance with SAB Topic 14F.

Note 2. Revenue Recognition, page F-7

  47.
  Comment: Please tell us and disclose in future flings the accounting for sales with return rights or privileges as discussed on page F-7 under customer accounts receivable. In addition, clarify the specific revenue arrangements with multiple contractual elements and the related accounting treatment.

  Response: In response to the first part of the Staff's comment above, the Company has clarified its revenue recognition general policy in its most recent Quarterly Report on Form 10-Q to clarify the general policy that sales made by Caliper do not include general return rights or privileges. There is one product where such rights are granted to the customer for a limited period of 30 days. However, based on over 10 years of historical experience, returns of such product are de minimis, and therefore a general provision for sales returns and allowances is not recorded at the time of sale.

  In response to the second part of the Staff's comment above, Caliper accounts for revenue arrangements with multiple contractual elements in accordance with Emerging Issues Task Force Issue 00-21 (EITF 00-21). The Company has revised its revenue recognition general policy in its most recent Quarterly Report on Form 10-Q to include a paragraph to describe the accounting treatment of revenue arrangements that involve multiple contractual elements as addressed by EITF 00-21. Such policy is applied to all arrangements having multiple contractual elements, for example, such as product sales with installation or other remaining service obligations.

  48.
  Comment: Please tell us and include additional disclosure in future filings about deferred revenue and customer deposits, including the nature of these amounts and the related accounting policy.

  Response: In response to the Staff's comment, the Company has included additional disclosure to its revenue recognition general policy in its most recent Quarterly Report on Form 10-Q to describe the nature of the amounts and related accounting policy related to deferred revenue and customer deposits. Caliper often receives advance deposits for undelivered products and services. Such advance deposits are recorded within customer deposits until delivery is completed. Deferred revenue results most commonly from annual service maintenance contracts or undelivered elements resulting from the application of EITF 00-21 to revenue arrangements with multiple deliverables.

Note 3. Acquisitions of NovaScreen Biosciences Corporation, page F-16

  49.
  Comment: We reference the discussion on page F-18 that the pro forma financial results reflect certain adjustments to exclude non-recurring effects associated with the acquisition of NovaScreen. Please tell us about the specific adjustments and the basis for the amounts excluded from the pro forma results.

  Response: In response to the Staff's comment, the Company has clarified the disclosure to its footnote describing its completed acquisition of NovaScreen Biosciences Corporation in its most recent Quarterly Report on Form 10-Q to indicate that the principal pro forma adjustment is related to intangibles amortization that would have occurred if the transaction were completed as of January 1, 2005.

Segment Reporting, page F-10

  50.
  Comment: We note your disclosure that you operate in only one segment. From the business section of your Form 10-K, you state that you have two markets: 1) drug discovery and development—which is targeted to pharmaceutical companies in their discovery stage and 2) diagnostics—which is still in its "development stage" as you are working with collaboration partners in this area. With the acquisition of NovaScreen, you expanded your development services, but you also now provide in vitro ADME and in vitro TO services, screening, testing and database development to government agencies as well as serve a broad customer base outside of the U.S. in various industries. You also noted that the NovaScreen acquisition allows you to "participate in the emerging trend towards outsourced services." We also note from your discussion of results of operations, you discuss separately the revenues and costs associated with your drug discovery and drug development product "family/line." You note that you experience a less competitive environment for your drug development products and for your drug discovery products. In light of the above, please address the following:

  •
  Please tell us briefly about the specific financial information reviewed by your chief operating decision maker in general and for each of the product lines identified above.

  •
  Please explain how you considered SFAS 131, including paragraphs 10 - 24, in determining that you have only one reportable segment. Please note that if you applied the aggregation criteria in paragraph 17 of SFAS 131 that fact should be disclosed and your response should address how you reviewed each of the criteria in that paragraph, including the requirement for similar economic characteristics, in determining that the identified segments were properly aggregated under SFAS 131.

  Response: Caliper's business strategy involves using its core technologies of liquid handling, automation, LabChip microfluidics and drug discovery services to create enabling solutions for the life sciences industry. Caliper's business is comprehensively managed by a single executive management team that reports to the Chief Executive Officer (CEO), who is also the chief operating decision maker as such term is described in Statement of Financial Accounting Standards No. 131, Disclosure about Segments of an Enterprise and Related Information." Caliper does not have individual segment managers as such term is described in SFAS No. 131.

        Caliper's CEO relies principally on consolidated financial information, including a top level review of revenues by product line. Resource decisions are made on a collective basis by Caliper's executive management team and on the basis of our operations as a whole. While the Company is able to track and report sales and direct contribution margin by the type of product or service provided, common infrastructure costs related to certain general and administrative expenses, sales and marketing and research and development are not allocated to individual product lines or reporting locations. As a result and as discussed above, Caliper executive management principally relies on consolidated financial information to make decisions about resource allocations and to assess performance. Accordingly, based upon the considerations of SFAS No. 131, including paragraphs 10-24, we have concluded that we have only one operating segment (thus, the aggregation criteria of SFAS No. 131 are not applicable).

*    *    *

        The Company understands that the Commission may have additional comments after reviewing Amendment No. 1 and this letter. When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested "Tandy" language therein. The Company is aware of its obligations under Rules 460 and 461 under the Securities Act of 1933 regarding requesting acceleration of the effectiveness of the Registration Statement.

        We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding Amendment No. 1 or the foregoing, kindly contact the undersigned at (617) 348-4443 or William T. Whelan of this firm at (617) 348-1869. Thank you for your time and attention.

                      Very truly yours,

                               /s/ Megan N. Gates

                               Megan N. Gates

cc:
Securities and Exchange Commission
        Perry Hindin
        Praveen Kartholy
        Brian Cascio
 Caliper Life Sciences, Inc.
        Stephen Creager
        Peter McAree
 Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
        William T. Whelan
        Priya Kumar
        James Chicoski
 Xenogen Corporation
        Jason Brady
 Heller Ehrman LLP
        Karen Dempsey

Exhibit 1

SUMMARY OF SG COWEN'S FAIRNESS OPINION PRESENTATION
TO THE CALIPER BOARD OF DIRECTORS

        Set forth below is an excerpt from the minutes of a special meeting of the Board of Directors (the "Board") of Caliper Life Sciences, Inc., held by telephonic conference call on February 10, 2006, relating to the oral presentation made by representatives of SG Cowen & Co., LLC (Mr. Mark Secrest, Mr. Ryan Daws, and Mr. Thomas Drake) in connection with SG Cowen's delivery of its fairness opinion to the Board in connection with the Board's approval of a proposed merger transaction between Caliper and Xenogen Corporation.

FINANCIAL ANALYSIS OF THE TRANSACTION AND FAIRNESS OPINION

        Following this discussion, Dr. Kisner then asked Mr. Secrest to provide the Board with an explanation of SG Cowen's financial analysis of the transaction. Mr. Secrest directed the Board's attention to the background materials forming the basis of SG Cowen's fairness opinion, which had been delivered to each Board member in advance of the meeting. Mr. Secrest began his presentation by summarizing for the Board the consideration to be offered by the Company to the stockholders of Xenogen, including details concerning the warrants to purchase the Company's common stock that would be issued by the Company in the transaction. Mr. Secrest next explained the nature of the projections that had been used in SG Cowen's analysis, and noted in particular that the projections used were Xenogen management's projections, as adjusted by the Company's management based on its due diligence investigation of Xenogen and the Company integration plans for Xenogen. Questions were asked and discussion ensued.

        Mr. Secrest then asked Mr. Daws to present a detailed analysis of the merger consideration and the valuation of such consideration. Following this presentation, Mr. Secrest then presented an analysis to the Board regarding the pro forma impact of the transaction on the Company's earnings per share. Questions were asked and discussion ensued. Mr. Secrest then presented to the Board a description of how the financial projections prepared by Xenogen's management had been adjusted by the Company's management, noting in particular that the revenue growth rate assumed by Xenogen's management in its projections had been substantially reduced by the Company's management. Mr. Secrest also presented information to the Board regarding Xenogen's balance sheet, stock ownership profile, and historical stock price performance. Following this, Mr. Daws presented information to the Board regarding the Company's stock price performance and research analyst sentiment. Questions were asked and discussion ensued.

        Mr. Secrest then asked Mr. Drake to summarize for the Board the various valuation methodologies used by SG Cowen to analyze the Company's proposed acquisition of Xenogen. Mr. Drake then explained the various valuation techniques used by SG Cowen to analyze the transaction, including implied trading multiples, precedent transaction multiples, and discounted cash flow analyses. Questions were asked and discussion ensued. Mr. Secrest and Mr. Daws then presented to the Board a detailed pro forma financial analysis of the proposed transaction, including the assumed transaction synergies, which included the pro forma impact of the proposed transaction on a number of different income statement and balance sheet items, as well as an accretion analysis. Questions were asked and extensive discussion ensued regarding the assumptions underlying and the results of these analyses. Following this discussion, Mr. Secrest presented an overall summary assessment of the proposed transaction in terms of the implied premium and transaction multiple for the transaction.

        Following this discussion, Dr. Kisner asked the members of the Board whether they felt comfortable with the background and analyses presented by SG Cowen as the basis for its fairness opinion. Each member of the Board indicated that he or she was comfortable with the SG Cowen analysis of the transaction, and indicated that the terms and status of the transaction had been thoroughly explained and discussed. Dr. Kisner then asked Mr. Secrest to proceed with the delivery of the SG Cowen fairness opinion. Mr. Secrest stated that the Company had requested SG Cowen to provide its opinion, as of February 10, 2006, as to the fairness, from a financial point of view, to the Company of the consideration to be paid by the Company pursuant to the terms of the merger agreement previously presented to the Board, and he directed the Board's attention to the draft fairness opinion letter, as previously delivered to the Board. Mr. Secrest noted a few changes that would be made to the fairness opinion letter to reflect very recent changes in the Company's and Xenogen's stock prices. Mr. Secrest then stated that, based on the analysis of the transaction performed by SG Cowen, and subject to the assumptions set forth in its draft fairness opinion letter and the changes indicated to the Board, it is the opinion of SG Cowen that, as of today's date, the consideration to be paid by the Company pursuant to the terms of the merger agreement with Xenogen, is fair from a financial point of view to the Company.

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Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Exhibit 1
SUMMARY OF SG COWEN'S FAIRNESS OPINION PRESENTATION TO THE CALIPER BOARD OF DIRECTORS